3501 County Road 6 East Elkhart, IN 46514 (574) 535-1125

June 17, 2019

VIA EDGAR CORRESPONDENCE

Ms. Melissa Gilmore
Ms. Claire Erlanger
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, N.E.
Washington, D.C. 20549

Re: LCI Industries
Form 10-K for the Year Ended December 31, 2018
Form 10-Q for the Quarter Ended March 31, 2019
File No. 001-13646

Dear Ms. Gilmore and Ms. Erlanger:

This letter is being submitted in response to your letter dated June 5, 2019 regarding the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission with respect to its review of the above-referenced filings of LCI Industries ("we," "us," "our," or the "Company"). For your convenience, we have reproduced each of the Staff’s comments in italics below and follow each comment with the Company's response.

Form 10-K for the Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

1. We note that in discussing the changes in operating profit by segment, you disclose several factors that impacted the profit margin, as well as other partially offsetting factors. In addition to discussing the nature of each factor, please revise to quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

Company Response:

The Company acknowledges the Staff's comment and in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of future filings, starting with the Form 10-Q for the quarter ending June 30, 2019, the Company will quantify the impact of the material factors that affected the Company's operating profit by segment.

The Company provides the following example of the disclosure we will incorporate in future filings to provide quantification of the impact of material factors affecting operating profit by segment (language in bold underlined font reflects additions to the language in the Form 10-K).

"Operating profit of the OEM Segment was $167.5 million in 2018, a decrease of $22.8 million compared to 2017. The operating profit margin of the OEM Segment was negatively impacted by:
•Higher material costs for certain raw materials. Steel, aluminum and foam costs continued to increase in 2018 primarily driven by tariffs and tariff speculation on steel and aluminum, which increased material costs by $53.7 million in 2018. Material costs are subject to global supply and demand forces, as well as tariff changes, and are expected to remain volatile.
•The Company made significant investments over the past couple of years in manufacturing capacity, in both facilities and personnel, to prepare for the expected increase in net sales in 2018 and beyond. Rent, utilities and depreciation expense negatively impacted operating profit by $12.7 million in 2018 as a result of expansion of manufacturing capacity. In addition to these investments, the Company has made improvements in marketing, human resources, engineering, customer service, and other critical departments. The Company also added the teams from acquired businesses, and expenses were negatively impacted by amortization costs of intangible assets related to those businesses, which were $1.4 million in 2018.
•Higher labor costs. While the Company seeks to continuously manage its labor cost, it has added staff to support the growth of the business. Additionally, competition for skilled workers has continued to tighten the labor market which has increased the cost of labor. Overall compensation, including benefits, negatively impacted operating profit by $22.4 million in 2018.
Partially offset by:
•Pricing changes of certain products, resulting in an increase of $65.7 million in net sales for 2018 compared to 2017.
•Increased sales to higher margin Adjacent Industries OEMs of $203.4 million, from $411.2 million in 2017 to $614.6 million in 2018, which improved operating profit by $1.4 million in 2018.

•Cost savings related to investments over the past several years to improve operating efficiencies, including lean manufacturing initiatives, increased use of automation and employee retention initiatives. The Company has also reduced direct labor attrition which improves efficiency and reduces other costs associated with workforce turnover."

Consolidated Balance Sheets, page 44

2. We note on page 44 that you have an allowance for doubtful accounts on accounts receivable on an accounts receivable balance that is significant to your balance sheet. In this regard, please tell us your consideration for including Schedule II pursuant to Items 8 and 15 of Form 10-K and Article 12-09 of Regulation S-X.

Company Response:

The Company acknowledges the Staff's comment and notes we considered the information required under Schedule II pursuant to Items 8 and 15 of Form 10-K and Article 12-09 of Regulation S-X. Certain items were excluded as such information was not considered material to the Company's consolidated financial statements. The allowance for doubtful accounts on accounts receivable was approximately $1.9 million and $1.5 million as of December 31, 2018 and 2017, respectively. Such amounts are less than 2% of the accounts receivable balance and less than 0.2% of total assets. The additions to the account were approximately $0.5 million, $0.8 million, and $0.1 million, while the deductions from the account were approximately $0.1 million, $0.4 million, and $0.1 million for the years ended December 31, 2018, 2017, and 2016, respectively. All of these amounts represent less than 0.3% of income before income taxes for the respective year. Accordingly, the Company disclosed the allowance for doubtful accounts balance as of December 31, 2018 and 2017 on the Consolidated Balance Sheet. Additional information potentially required by Schedule II was not considered to provide additional material information.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Inventories, page 48

3. We note your disclosure that inventories are stated at lower of cost (using the first-in, first-out method) or market, and that market is replacement cost or realizable value after allowance for costs of distribution. Please confirm that you have appropriately applied the guidance in ASU 2015-11 and if so, please revise your disclosure of how you account for inventory to be consistent with that guidance.

Company Response:

The Company acknowledges the Staff's comment and confirms that inventories are reflected at the lower of cost or net realizable value under ASC 330-10-35-1B as added by ASU 2015-11. In future filings, starting with the Form 10-Q for the quarter ending June 30, 2019, the Company will revise the disclosure of its inventories policy to read as follows: "Inventories are stated at the lower of cost (using the first-in, first-out method) or net realizable value. Cost includes material, labor and overhead."

3. Revenue, page 51

4. Please tell us your consideration of disclosing any obligations for returns, refunds and other similar obligations pursuant to ASC 606-10-50-20(d).

Company Response:

The Company acknowledges the Staff's comment and notes we considered disclosures required pursuant to ASC 606-10-50-20(d), concluding such disclosures were not material to the Company's consolidated financial statements. For the year ended December 31, 2018, the Company's refunds and returns were less than 0.1% of consolidated net sales. Accordingly, the Company did not disclose information about the method, inputs and assumptions for measuring such obligations.

4. Acquisitions, Goodwill and Other Intangible Assets, page 52

5. We note your business combinations during 2018 that were material in the aggregate to total assets for 2018 and 2017. Please disclose the following pursuant to ASC 805-10-50-3 or tell us why you believe you are not required to disclose this information:

•the amount of acquisition-related costs, the amount recognized as an expense, and the line item or items in the income statement in which those expenses are recognized.
•the amounts of revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period.
•the revenue and earnings of the combined entity as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (supplemental pro forma information).

Company Response:

The Company acknowledges the Staff's comment and notes we considered the above noted disclosures required under ASC 805-10-50-3. Such disclosures were not included as they were not considered material to the Company's consolidated financial statements. The Company considered both quantitative and qualitative factors in evaluating materiality.

Acquisition-related costs were less than 0.2% of selling, general and administrative expense for the years ended December 31, 2018 and 2017. The amount of net sales and income before income taxes since the applicable acquisition dates included in the consolidated income statement in 2018 for the acquisitions in the aggregate was 8.1% and 6.3%, respectively. The pro forma impact of the acquisitions assuming the business combinations had occurred as of the beginning of the prior year would increase reported net sales by approximately 1.6% and 11.4% in 2018 and 2017, respectively, and increase income before income taxes by approximately 0.4% and 9.3% in 2018 and 2017, respectively. We do not consider these quantitative metrics to be material in the aggregate for the income statement-related disclosures required by ASC 805-10-50-3.

From a qualitative perspective, the Company considered its history as an acquisitive company, with an average of four acquisitions per year over the past five years. Additional qualitative factors considered included whether the acquisitions introduced new markets, new industries, new geographical regions, or new significant customers, and the level of a given acquisition's significance to the Company's organizational structure. Of the Company's four business combinations in 2018, only one introduced a new geographical region (Taylor Made - United Kingdom and Ireland), which was not significant, contributing 0.9% of 2018 consolidated net sales. The 2018 acquisitions did not introduce significant new markets, industries, significant geographical regions, or significant customers or organization structure changes. As such, the qualitative factors did not indicate unusual significance or materiality for the acquisitions completed in 2018, as they were consistent with the Company's history and acquisition strategy.

Based on the Company's evaluation of qualitative and quantitative factors noted above, the Company concluded that the disclosures of acquisition-related costs, revenue and earnings since the acquisition dates, and pro forma revenue and earnings were not material to the Company's 2018 consolidated financial statements.

Form 10-Q for the Quarter Ended March 31, 2019

Exhibit 31.1 Section 302 Certification
Exhibit 32.2 Section 906 Certification, page 1

6. We note that paragraph 1 of Exhibit 31.1, Certification of your Principal Executive Officer, refers to the "quarterly report on Form 10-K." Please revise to refer to the appropriate periodic report. Also, Exhibit 32.2, the Section 906 Certification of your Principal Financial Officer, refers to the "quarterly report on Form 10-K" and should also be revised to refer to the appropriate periodic report. Please note that a full amendment is required in addition to the corrected certifications. See guidance in Regulation S-K Compliance & Disclosure Interpretations Question 246.14.

Company Response:

The Company acknowledges the Staff's comment and upon the resolution of the comments contained in this letter, the Company will file an amendment to its Form 10-Q for the quarter ended March 31, 2019, to correct the referenced errors in Exhibit 31.1 and Exhibit 32.2. The amendment will include the entire Form 10-Q as previously filed, as well as updated certifications that will refer to the Form 10-Q/A and will be dated as of the date the amendment is filed.

We hope that our letter has addressed each of the Staff's comments. If you have any questions regarding our response, please contact the undersigned at (574) 312-6978. The Company will furnish any additional information and materials that you require.

Sincerely,

/s/ Brian M. Hall
Brian M. Hall
Chief Financial Officer